October 29, 2020 VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Irene Barberena-Meissner and Laura Nicholson

Re:	Altitude Acquisition Corp.
Amendment No. 3 Registration Statement on Form S-1
Filed October 22, 2020
File No. 333-249071

Dear Ms. Barberena-Meissner and Ms. Nicholson:

On behalf of our client, Altitude Acquisition Corp., a company organized under the laws of the State of Delaware (the “Company”), we respond to the comment of the staff of the Division of Corporation Finance of the Commission (the “Staff”) with respect to the Registration Statement on Form S-1, filed with the Commission on October 22, 2020 (the “Registration Statement”), contained in the Staff’s letter dated October 26, 2020 (the “Comment Letter”).

The Company will file via EDGAR Amendment No. 4 to the Registration Statement, which reflects the Company’s response to the comment of the Staff and certain other updated information. For ease of reference, the comment contained in the Comment Letter is printed below and is followed by the Company’s response.

United States Securities and Exchange Commission

October 29, 2020

Amendment No. 3 to Registration Statement on Form S-1

Proposed Business, page 82

1.

We note the chart you include here showing increased travel worldwide since 1998, and forecasting continued increased travel from 2019 through 2029. Please provide an updated chart showing the impact of the COVID-19 pandemic on travel in 2020 and beyond or disclose the date of the information provided in the chart (such as whether these are forecasts from 2019), and explain via a prominent footnote or otherwise whether this chart reflects the impact of this pandemic.

Response: The Company has revised its disclosure on page 82 of Amendment No. 4 to the Registration Statement to address the Staff’s comment.

Please do not hesitate to contact Elliott Smith at (212) 819-7644 or Jessica Chen at (212) 819-8503 of White & Case LLP with any questions or comments regarding this letter.

Sincerely,

/s/White & Case LLP

White & Case LLP

cc:	Gary Teplis, Altitude Acquisition Corp.